BAY NATIONAL CORPORATION
2328 West Joppa Road
Lutherville, MD 21093

June 16, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549
ATTN: Michael Seaman

RE:  Bay National Corporation
        Withdrawal of Registration Statement on Form S-1 (File No. 333-163943)

Dear Mr. Seaman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Bay National Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-163943), together with all exhibits and amendments thereto (collectively, the “Registration Statement”).  The Registration Statement was filed with the Commission on December 22, 2009 and never declared effective.  The Company confirms that no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Based upon the Company’s inability to redeem the trust preferred securities issued by its Delaware trust subsidiary, Bay National Capital Trust I, as discussed in the Registration Statement, as well as current public market conditions and the Company’s current capital position, the Company has determined not to pursue a public offering of its equity securities at this time.

Please forward copies of the written order granting withdrawal of the Registration Statement to the undersigned at the address above, with a copy to our counsel, Ober|Kaler, Attn: Frank C. Bonaventure, 120 E. Baltimore Street, Baltimore, Maryland 21202, facsimile number (410) 547-0699.  If you have any questions with respect to this matter, please contact Penny Somer-Greif of Ober|Kaler at (401) 347-7341.

Very truly yours,

BAY NATIONAL CORPORATION

By:	/s/ Hugh W. Mohler
Hugh W. Mohler
President and Chief Executive Officer

cc:           Frank C. Bonaventure